
SAMSUNG

ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





April 6, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 2255-8139.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

Samsung Electronics' Pre-Earnings Guidance

On April 6, 2010, Samsung Electronics disclosed its '10. 1Q consolidated earnings estimate as follows.

- Sales: Approximately 34 trillion Won
- Operating profit: Approximately 4.3 trillion Won

The above estimate is provided for the convenience of investors, before the earnings results are finalized. Domestic disclosure regulations do not allow earnings estimates to be given in a range. Therefore, the above figures are the median of the earnings estimate range given below.

- Sales: 33 ~ 35 trillion Won
- Operating profit: 4.1 ~ 4.5 trillion Won

※ The above figures are consolidated earnings estimates based on K-IFRS.

※ Re-stated '09 1Q and 4Q, and '09 annual consolidated figures based on K-IFRS are as follows:

(in trillion won)	'09. 4Q	'09. 1Q	'09
Sales	39.25	28.67	136.32
Operating Profit	3.44	0.59	10.93

※ The estimate is based on consolidated basis and is provided for the convenience of investors only, before our external audit on the financial results of our headquarters, subsidiaries and affiliates is completed. Therefore, the above estimate may differ from the actual results.

※ The actual earnings results will be disclosed after the B.O.D's approval of '10.1Q financial statements and quarterly reports.